UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Commission File Number: 001-34564

China Nuokang Bio-Pharmaceutical Inc.

No. 18-1 East Nanping Road

Hunnan National New & High-tech Development Zone

Shenyang, Liaoning Province

People’s Republic of China 110171

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Nuokang Bio-Pharmaceutical Inc.

By:	/s/ Baizhong Xue
Name:	Baizhong Xue
Title:	Chairman and Chief Executive Officer

Date: February 7, 2013

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release

Exhibit 99.1

China Nuokang Bio-Pharmaceutical Inc. Announces

Completion of Merger

Beijing, China, February 7, 2013 — China Nuokang Bio-Pharmaceutical Inc. (Nasdaq: NKBP) (“Nuokang” or the “Company”), a leading China-based biopharmaceutical company focused on the research, development, manufacture, marketing and sales of hospital-based medical products, today announced the completion of the merger (the “Merger”) with Kingbird Mergerco. Inc. (“Merger Sub”), a wholly-owned subsidiary of Kingbird Investment Inc. (“Parent”), an affiliate of Mr. Baizhong Xue, the Chairman and Chief Executive Officer of the Company, pursuant to the agreement and plan of merger (the “Merger Agreement”) dated September 27, 2012, among the Company, Parent and Merger Sub, and, solely for the purposes of Section 6.16 thereof, Anglo China Bio-technology Investment Holdings Limited and Britain Ukan Technology Investment Holdings (Group) Limited. As a result of the merger, the Company became a direct wholly-owned subsidiary of Parent.

At the extraordinary general meeting of shareholders (the “EGM”) held on February 6, 2013, the Company’s shareholders voted in favor of, among other things, the proposal to authorize and approve the Merger Agreement. Approximately 86.2% of the Company’s total outstanding ordinary shares with voting power voted in person or by proxy at the EGM. Of the ordinary shares voted in person or by proxy at the EGM, approximately 99.9% were voted in favor of the proposal to approve and authorize the Merger Agreement.

Under the terms of the Merger Agreement, each of the Company’s ordinary shares issued and outstanding immediately prior to the effective time of the Merger (the “Shares”) has been canceled in exchange for the right to receive $0.725 in cash without interest, and each of the Company’s American depositary shares, representing eight Shares, issued and outstanding immediately prior to the effective time of the Merger (the “ADSs”), has been canceled in exchange for the right to receive $5.80 in cash without interest, other than (a) Shares owned by Parent, Merger Sub or the Company (as treasury shares, if any), or by any direct or indirect wholly-owned subsidiary of Parent, Merger Sub or the Company, (b) Shares beneficially owned by Mr. Xue or his affiliates immediately prior to the effective time of the Merger and (c) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent from the Merger under the Cayman Companies Law.

Shareholders of record as of the effective time of the Merger will receive a letter of transmittal and instructions on how to surrender their share certificates in exchange for the merger consideration. Shareholders should wait to receive the letter of transmittal before surrendering their share certificates. As soon as practicable after the date of this announcement, JPMorgan Chase Bank, N.A. (the “Depositary”), will call for the surrender of all ADSs for delivery of the merger consideration. Upon the surrender of the ADSs, the Depositary will pay to surrendering persons $5.80 per ADS (less a cancellation fee of $0.05 per ADS) in cash without interest.

The Company also announced today that it has requested that trading of its ADSs on the Nasdaq Global Market (“NASDAQ”) be suspended. The Company requested NASDAQ to file Form 25 with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of the ADSs on NASDAQ and the deregistration of the Company’s registered securities. The Company intends to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended, by promptly filing a Form 15 with the SEC. The Company’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

About China Nuokang Bio-Pharmaceutical Inc.

China Nuokang Bio-Pharmaceutical Inc. (NASDAQ: NKBP) is a leading biopharmaceutical company in China focused on the research, development, manufacture, marketing and sales of hospital-based medical products. The Company provides a diversified portfolio of products across more than 4,200 hospitals in China Nuokang’s principal products include Baquting®, China’s leading hemocoagulase product by market share, Kaitong®, a lipid emulsion alprostadil product for the treatment of peripheral vascular diseases, cardiocerebral microcirculation disorders and post-surgery thrombosis; and alpha lipoic acid capsules, or ALA, an antioxidant product that addresses diabetic neuropathy. The Company’s product pipeline includes product candidates under development in hematological, cardiovascular and cerebrovascular disease diagnosis, treatment and prevention. Please visit www.nkbp.com for more information.

Forward-Looking Statements

This press release contains forward-looking statements relating to the acquisition of the Company by an affiliate of Mr. Baizhong Xue, the Chairman and Chief Executive Officer of the Company. These are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact

China Nuokang Bio-Pharmaceutical Inc.

Mr. Steven Duan

Vice President of Investor Relations

Email: dsz@nkbp.com

ICR, Inc.

Mr. Rob Koepp

Tel: (+86) 10-6583-7516 or (646) 405-5180

Email: robert.koepp@icrinc.com

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